FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ William Weili Dai
Name:	William Weili Dai
Title:	Chief Financial Officer

Date: August 16, 2010

Exhibit 99.1
China Nepstar Chain Drugstore Announces Share Buyback Program
Shenzhen, China, August 13, 2010 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest drugstore chain in China based on the number of directly operated stores, today announced that its board of directors has authorized a share repurchase program. Under the terms of the approved program, China Nepstar may repurchase up to US$20 million of worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time over the next 12 months. The repurchases will be made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of the ADSs, the nature of other investment opportunities presented to the Company, the Company’s cash flows and expected cash flows, general economic conditions and other factors. The Company may effect buyback transactions pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. Nepstar plans to fund repurchases made under this program from its available cash balance.
“We are initiating the share repurchase program to express management’s strong confidence in the prospect of our ongoing strategic transition and the long-term value of our company.” said Mr. Jason Wu, Acting Chief Executive Officer of Nepstar. “This repurchase program reflects our commitment to increasing shareholder value. Our strong balance sheet and cash generation capacity present us the flexibility to invest in a variety of avenues to drive value.”
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE:NPD — News) is China’s largest retail drugstore chain based on the number of directly operated stores. As of June 30, 2010, the Company had 2,582 stores across 74 cities, one headquarter distribution center and 13 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn
Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Vice President, IR
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling
Investor Relations
Tel: +1-646-284-9403
Email: dixon.chen@grayling.com
Ivette Almeida
Grayling
Media Relations
Tel: +1-646-284-9455
Email: ivette.almeida@grayling.com
# # #

Exhibit 99.2
China Nepstar Chain Drugstore Reports Second Quarter 2010
Financial Results
- Sequential Improvement in Operations;
- Strategic Store Transition to Convenience Merchandise Underway -
Shenzhen, China, August 11, 2010 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the quarter ended June 30, 2010.
Financial Highlights for the quarter ended June 30, 2010:
•	Revenue was RMB565 million (US$83 million), reflecting a 5.8% increase compared to a revenue of RMB534 million in the second quarter of 2009

•	Gross margin improved to 50.1%, from 48.0% in the second quarter of 2009 and the first quarter of 2010

•	Before charging the SAFE penalty of RMB26 million, operating profit was RMB13 million (US$2 million), compared to operating loss of RMB4 million in the first quarter of 2010

•	Net cash flow from operations was RMB39 million (US$6 million)
“Starting from May, we began to expand our product offerings by introducing high turnover convenience merchandise such as beverages, health food, household consumables, personal care products and other non-pharmaceutical items. Our aim is to transform Nepstar stores into neighborhood drugstores with one stop convenience for many day to day needs. The core of this strategic transition is to leverage on our large store network and customer base in urban neighborhoods, expand our product offerings into high quality and competitively priced selections of general food, personal care products and household consumables, and to address the wider needs of our customers for a healthy and convenient lifestyle,” commented Mr. Jason Wu, Acting Chief Executive Officer of Nepstar. “While we wait for the PRC government’s progressive healthcare reform policies to revitalize the healthcare sector and the drugstore industry, we are adopting a highly proactive approach to adjust our business strategy so as to withstand the short term disruption. We believe that our established brand name, economy of scale and strong financial position will help us gain market share through this challenging time for all the drug retailers.”

Second Quarter Results
Revenue for the quarter ended June 30, 2010 increased by 5.8% to RMB565 million (US$83 million) from RMB534 million for the same period in 2009.
Second quarter revenue contribution from prescription drugs was 19.9%, over-the-counter (“OTC”) drugs was 37.7%, nutritional supplements was 19.9%, traditional Chinese herbal products was 4.1% and other products was 18.4%.
Despite constant price reduction pressure, same store sales (for 2,176 stores opened before December 31, 2008) for the second quarter of 2010 increased by 1.4% compared to the same period in 2009. The increase was mainly attributable to effective marketing campaigns and the mature of the stores opened in 2008.
Nepstar’s portfolio of private label products included 1,625 products as of June 30, 2010. Sales of private label products represented approximately 29.2% of revenue and 41.4% of gross profit for the second quarter of 2010.
Second quarter gross profit was RMB283 million (US$42 million), compared to RMB256 million for the same period in 2009. Gross margin for the second quarter of 2010 was 50.1% compared to 48.0% for the same period in 2009 and the first quarter of 2010. The increase in gross margin for the second quarter of 2010 was largely due to the optimization of product mix.
Sales, marketing and other operating expenses as a percentage of revenue for the second quarter of 2010 increased to 42.7% compared to 38.6% for the same period in 2009. This increase was primarily due to the opening of 156 new stores in the fourth quarter of 2009 and 173 new stores in the first half of 2010, which resulted in an increase in associated operating expenses. The increase was also attributable to the minimum wage increase during the second quarter in 12 cities in which we operate.
General and administrative expenses as a percentage of revenue for the second quarter of 2010 decreased to 5.1% from 5.3% for the same period in 2009.
On July 30 2010, the State Administration of Foreign Exchange imposed on four subsidiaries of the company a one-time non-recurring penalty in the amount of RMB26 million (US$3.8 million) for the conversion of approximately US$349 million net proceeds from the initial public offering into Renminbi in December 2007 and January 2008. The penalty was booked in second quarter of 2010 as an expense item before loss from operations.
As a result, operating loss for the second quarter of 2010 with the SAFE penalty included was RMB13 million (US$2 million) compared to an operating income of RMB22 million for the same period in 2009 and an operating loss of RMB4 million in the first quarter of 2010.
Interest income for the second quarter of 2010 was RMB5 million (US$1 million) compared to RMB20 million for the same period in 2009. Other investment income (dividend income from cost method investments and equity in income of an equity method investee) was RMB2 million (US$0.2 million), compared to other investment income of RMB1 million in same quarter of 2009. The decrease in interest income was mainly due to (i) the maturity of all held-to-maturity investment securities which had been earning higher interest income; and (ii) lower cash balances as a result of the dividend payments in 2009 and the second quarter of 2010.

Nepstar’s effective tax rate was -130.2% for the second quarter of 2010, compared to 29.2% for the same period in 2009. The drastic change in the effective tax rate was primarily due to the RMB26 million non-deductible SAFE penalty booked in the second quarter. Should such penalty be excluded from Nepstar’s operating result, its effective tax rate for the second quarter of 2010 would become 44.9%. Other factors which affected the effective tax rate include an increase in the deferred tax asset valuation allowance for the second quarter, and the increase in transitional tax rate from 20% in 2009 to 22% in 2010 for our subsidiaries in Shenzhen.
Net loss for the second quarter of 2010 was RMB13 million (US$2 million). This compares to net income of RMB30 million for the same period in 2009. The total number of outstanding ordinary shares of the Company as of June 30, 2010 was 211 million. The weighted average number of ADSs for the second quarter of 2010 was 105.5 million. One ADS represents two ordinary shares.
As of June 30, 2010, Nepstar’s total cash, cash equivalents and current bank deposits were RMB1,161 million (US$171 million) and total shareholders’ equity was RMB1,577 million (US$233 million).
In the second quarter, net cash flow from operations was RMB39 million (US$6 million).
Operating Highlights
During the second quarter of 2010, the Company opened 69 new stores and closed 46 stores. As of June 30, 2010, Nepstar had a total of 2,582 stores in operation.
In May 2010, Nepstar started to expand its product offerings by introducing high turnover convenience merchandise such as beverages, health food, household consumables, personal care products and other non-pharmaceutical items. The Company expects that the expansion of product offerings will not only meet consumers’ growing demand for shopping convenience and increase Nepstar’s revenue, but also help mitigate the near-term negative impact of ongoing healthcare reform and government policies, which have caused price reductions to pharmaceuticals that are on the national Essential Drug List and Reimbursement List.
On July 20 2010, Nepstar announced the sale of a total of 50,000 Shopper’s Cards with a total face value of approximately RMB19 million. Beginning in May 2010, the Company rolled out the Nepstar Shopper’s Card Program nationwide. The Nepstar Shopper’s Card is a prepaid card, bearing face values ranging from RMB300 to RMB3,000. Customers can use their Nepstar Shopper’s Cards to purchase beverages, health food, household consumables and personal care products at Nepstar stores. Starting from July 1, for every RMB6 of the face value of the Shopper’s Card, card owner receives a bonus credit of RMB1. Bonus credits can be used to purchase pharmaceutical and nutritional products in Nepstar stores.
Business Outlook
Mr. Jason Wu commented, “We believe our strategic transition will not only help us improve the status quo of weak per store output and hence upgrade store profitability, but will also serve as a defensive mechanism to mitigate the negative impact of government policies on drug prices.”
“Industry data is projecting attractive potential growth rates for sales of household consumables, as inflation of food prices and urban expansion continues throughout China. We believe that our established store footprint, proven central procurement program, advanced computer inventory replenishment systems and well-developed logistics network will enable us to develop a successful non-pharmaceutical line of business and provide the maximum level of convenience and value to our customers.”
Conference Call Information
The Company will host a conference call, to be simultaneously webcasted, on Wednesday, August 11, 2010 at 8:00 a.m. Eastern Daylight Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1- 877-407-9210 (North America) or +1- 201-689-8049 (International) approximately five to ten minutes before the call start time. A live Web cast of the conference call will be available on the Nepstar web site at www.nepstar.cn.
A replay of the call will be available starting on August 11, 2010, at 11:00 a.m. Eastern Daylight Time or 11:00 p.m. Beijing Time through August 18, 2010 at 11:59 p.m. Eastern Daylight Time or August 19, 2010 at 11:59 a.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar web site at www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or + 1-201-612-7415 (International) and entering account number 286 and conference ID number 354038.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE:NPD — News) is China’s largest retail drugstore chain based on the number of directly operated stores. As of June 30, 2010, the Company had 2,582 stores across 74 cities, one headquarter distribution center and 13 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.7815 on June 30, 2010 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2010, or at any other date. The percentages stated are calculated based on RMB amounts.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Vice President, IR
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling
Investor Relations
Tel: +1-646-284-9403
Email: dixon.chen@grayling.com
Ivette Almeida
Grayling
Media Relations
Tel: +1-646-284-9455
Email: ivette.almeida@grayling.com
# # #
Tables Follow

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands — except per-share data)

	Three-month period ended
	June 30
	2009	2010	2010
	RMB	RMB	USD
Revenue	534,119	565,216	83,346
Cost of goods sold	(277,698)	(281,990)	(41,582)

Gross profit	256,421	283,226	41,764
Sales, marketing and other operating expenses	(206,287)	(241,427)	(35,601)
General and administrative expenses	(28,461)	(28,863)	(4,256)
Other expense-SAFE penalty	—	(25,540)	(3,766)

Income/(loss) from operations	21,673	(12,604)	(1,859)
Interest income	19,975	5,279	778
Interest expense	(13)	—	—
Dividend income from cost method investments	—	31	5
Equity in income of an equity method investee	921	1,475	218

Income/(loss) before income tax expense	42,556	(5,819)	(858)
Income tax expense	(12,430)	(7,576)	(1,117)

Net income/(loss) attributable to China Nepstar Chain Drugstore Ltd.	30,126	(13,395)	(1,975)

Basic earnings/(loss) per ordinary share	0.15	-0.06	-0.01
Basic earnings/(loss) per ADS	0.30	-0.12	-0.02
Diluted earnings/(loss) per ordinary share	0.14	-0.06	-0.01
Diluted earnings/(loss) per ADS	0.28	-0.12	-0.02

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of	As of
	December 31,	June 30,
	2009	2010
	RMB	RMB	USD
ASSETS
Current assets
Cash, cash equivalents and bank deposits	666,012	1,160,706	171,158
Restricted cash	765,000	—	—
Held-to-maturity investment securities	400,000	—	—
Accounts receivable, net of allowance for doubtful accounts	72,561	87,917	12,964
Prepayments for purchase of merchandise paid to related parties	38,102	24,507	3,614
Amounts due from related parties	7,306	10,069	1,485
Prepaid expenses, deposits and other current assets	144,154	132,631	19,558
Inventories	369,775	359,894	53,070
Deferred tax assets	6,907	3,897	574

Total current assets	2,469,817	1,779,621	262,423

Non-current assets
Property and equipment, net	204,710	209,888	30,950
Rental deposits	38,557	40,386	5,955
Cost method investments	12,638	12,638	1,864
Equity method investment	29,343	32,664	4,817

	As of	As of
	December 31,	June 30,
	2009	2010
	RMB	RMB	USD
Land use right	8,622	8,442	1,245
Intangible assets, net	725	442	65
Goodwill	40,462	52,971	7,811
Deferred tax assets	2,914	4,518	666
Deposits for acquisitions	12,788	2,000	295

Total non-current assets	350,759	363,949	53,668

TOTAL ASSETS	2,820,576	2,143,570	316,091

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	470,000	—	—
Accounts payable	313,794	297,572	43,880
Amounts due to related parties	12,533	30,740	4,533
Accrued expenses and other payables	121,645	143,941	21,226
Income tax payable	38,599	44,934	6,626
Dividend payable	38,631	—	—

Total current liabilities	995,202	517,187	76,265

Non-current liabilities
Deferred income	27,002	35,881	5,291
Deferred tax liabilities	20,640	13,062	1,926

Total non-current liabilities	47,642	48,943	7,217

Total liabilities	1,042,844	566,130	83,482

	As of	As of
	December 31,	June 30,
	2009	2010
	RMB	RMB	USD
Shareholders’ equity
Share capital	166	166	24
Additional paid-in capital	1,605,762	1,534,899	226,336
Accumulated other comprehensive loss	(38,485)	(39,078)	(5,762)
Retained earnings	210,289	81,453	12,011

Total China Nepstar Chain Drugstore Ltd. shareholders’ equity	1,777,732	1,577,440	232,609

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,820,576	2,143,570	316,091